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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10 01/18 (MM/DD/YY) AND ENDING 0 930 19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Main Street
(No. and Street)

Andover (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tara Ryan McDermott (978) 475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, Suite 301 (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

SEC Mail Processing
NOV 27 2019
Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tara Ryan McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. RYAN BUCKLEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 31, 2025

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of
Ryan Financials, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ryan Financials, Inc. as of September 30, 2019, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ryan Financials, Inc., as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ryan Financials, Inc.'s management. Our responsibility is to express an opinion Ryan Financials, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ryan Financials, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Repost on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 17), Schedule A – Schedule of Reimbursed Expenses (page 18) and Schedule II – Exemptive Provision Under Rule 15c3-3 (page 12) have been subjected to audit procedures performed in conjunction with the audit of Ryan Financials, Inc.'s financial statements. The supplemental information is the responsibility of Ryan Financials, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Exemptive Provision Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Ryan Financial, Inc.'s auditor since September 30, 2014.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
November 18, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2019

Assets		
Current assets		
Cash and cash equivalents	$	5,655
Cash, restricted		37,931
Commissions receivable, net of $0 allowance		23,902
Prepaid federal and state taxes		4,009
Deferred Taxes - State		4,000
Deferred Taxes - Federal		1,770
Total current assets		77,267
Due from affiliate		104,686
Total assets	$	181,953
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$	7,800
Payable to clearing brokers		669
Total current liabilities		8,469
Stockholder's equity		
Common stock, no par value, 20,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid in capital		17,022
Retained earnings		146,462
Total stockholders' equity		173,484
Total liabilities and stockholders' equity	$	181,953

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.

Statement of Income

Year Ended September 30, 2019

Revenues:	
Commission income	$ 135,543
Dividend and other income	102
Total revenue	135,645
Operating Expenses:	
Reimbursed expenses (Schedule A)	82,825
Clearing fees and ticket charges	4,350
Insurance/Bonding Expense (E&O and WC)	6,987
Professional fees	29,852
Bank charges	340
Annual Report Fee	135
Regulatory Expense	11,643
Total operating expenses	136,132
Net loss from operations	(487)
Provision for income taxes: state	456
Net loss for year	$ (943)

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, October 1, 2018	$ 10,000	$ 17,022	$ 147,405	$ 174,427
Loss for year ended September 30, 2019	-	-	(943)	(943)
Balance, September 30, 2019	$ 10,000	$ 17,022	$ 146,462	$ 173,484

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Cash Flows
Year Ended September 30, 2019

Cash flows from operating activities:		
Net income for year	$	(943)
Adjustments to reconcile net income to net cash (used) by operating activities:		
(Increase) decrease in:		
Commissions receivable		588
Receivable from clearing brokers		
Prepaid fidelity bond		2,103
Deferred taxes - State		456
Due from Affiliate		2,642
Clearing firm payable		6
Net cash used by operating activities		4,852
Net decrease in cash and cash equivalents		4,852
Cash and cash equivalents, beginning of the year		38,734
Cash and cash equivalents, end of the year	$	43,586

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Notes to Financial Statements
September 30, 2019

Note 1 – Nature of Business

Ryan Financial, Inc., (The Company) was formed on October 1, 1995 as a Massachusetts Corporation to engage in and carry on the business of a registered broker-dealer. The Company's office is in Andover, Massachusetts. The Company primarily sells mutual funds, ETF's, and variable annuities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of mutual funds and variable annuities and clears all customer account transactions through Raymond James & Associates, Inc., another broker-dealer.

Note 2 – Significant Accounting Policies

<u>Basis of Accounting</u>

The accompanying financial statements are presented on the accrual basis of accounting.

<u>Cash and Cash Equivalents</u>

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

<u>Income Taxes</u>

The Company complies with FASB ASC 740 "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Company has no uncertain tax positions during the year ended September 30, 2019.

In addition, income tax returns for years ended September 30, 2015 and prior are no longer available for review by the Internal Revenue Service.

Note 2 – Significant Accounting Policies (continued)

Management Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates in determining reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Trail fees from mutual funds and variable annuities are reported on the accrual basis. As of July 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09. "Revenue from Contracts with Customers" and all subsequent ASUs that modified ASC 606, "Revenue from Contracts with Customers." The Company elected to apply the standard utilizing the cumulative effect approach. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue.

Commissions

Commission expenses and related clearing costs are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk

The Company maintains a cash account with a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. During the course of the year balances may have exceeded this amount. At September 30, 2019, the Company did not have any funds in excess of the insured limit.

Subsequent Events

Management has evaluated subsequent events through November 18, 2019 the date on which the financial statements were available to be issued.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires

Note 3 – Net Capital Requirements (continued)

the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of September 30, 2019 the Company's minimum net capital requirement was $5,000. At September 30, 2019, the Company's ratio of aggregate indebtedness to net capital was .2465 to 1 and net capital of $34,358 which exceeds the required net capital of $5,000 by $29,358.

Note 4 – Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities adjusted to fair value for the year ended September 30, 2019.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured in fair value on a recurring basis as of September 30, 2019.

Note 4 – Fair Value Measurements (continued)

	Level 1	Level 2	level 3	Netting & Collateral	Total
Assets:					
Cash and securities segregated under federal and other regulations	$ 37,931	$ -	$ -	$ -	$ 37,931
Liabilities:	-	-	-	-	-
Totals	$ 37,931	$ -	$ -	$ -	$ 37,931

Note 5 – Restricted Cash

The Company is required to maintain a restricted reserve account with Raymond James and Associates, Inc. (clearing broker-dealer) with a minimum balance of $25,000. As of September 30, 2019 the balance was $37,931.

Note 6 – Income Tax Returns

The Company files its tax returns as a member of a controlled brother-sister group, with Ryan Financial Advisors, Inc.

The Company files separate federal and state income tax returns.

The Company recognizes any unrecognized tax benefits in deferred tax accounts and tax expense.

Note 7 – Related Party Transactions

The Company has an expense sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. The Company's commission and trail fee income is transferred to Ryan Financial Advisors, Inc. For the fiscal year ended September 30, 2019, approximately $93,200 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $95,951 was allocated to Ryan Financial, Inc. $110 of expenses allocated to Ryan Financial Advisors, Inc. was paid for by Ryan Financial, Inc. through the clearing broker (Raymond James) for management fee processing charges, so this amount reduced the "Due To Ryan Financial Advisors, Inc. balance). The balance due from Ryan Financial Advisors, Inc. at September 30, 2019 was $104,686.

Note 8 – Net Operating Loss Carry Forwards

Deferred taxes are recognized for operating losses that are available to offset future taxable income. At September 30, 2019, the Company had net operating loss carry forwards that will expire as follows:

Year of	Federal		State	
Loss	Expires	Amount	Expires	Amount
9/30/2017	9/30/2037	$ 26,167	9/30/2022	$ 27,168
9/30/2018	9/30/2038	$ 39,487	9/30/2023	$ 38,887
9/30/2019	9/30/2039	$943	9/30/2024	$487

**Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)**

To: Board of Directors of
Ryan Financial, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Ryan Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ryan Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (exemption provisions) and (2) Ryan Financial, Inc. stated that Ryan Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2018, without exception. Ryan Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ryan Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
20 Walnut Street – Suite 301, Wellesley Hills, MA 02481
November 18, 2018

RYAN FINANCIAL

Advisors on all Matters of Wealth Creation, Management, and Preservation

October 30, 2019

Michael J. Alessandri, CPA
Siegrist, Cree, Alessandri, & Strauss, CPA, P.C.
20 Walnut Street, #313
Wellesley Hills, MA 02481

Re: Ryan Financial, Inc. Exemption Report

Dear Mr. Alessandri,

This statement is to notify you that, to the best knowledge and belief of Ryan Financial, Inc., our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240.15c3-3(k)(2)(ii), Ryan Financial, Inc. is an introducing broker/dealer which clears all of its transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of chapter 17 as are customarily made and kept by a clearing broker or dealer.

Ryan Financial, Inc. has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

Tara Ryan McDermott

Tara Ryan McDermott

89 Main Street, Andover, Massachusetts 01810
Tel: 978-475-1500 ~ Fax: 978-475-6699 ~ Email: mail@ryanfinancial.com

Cree Alessandri & Strauss
Certified Public Accountants LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Ryan Financial, Inc.
Andover, MA

We have performed the procedures Included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ryan Financial, Inc. and the SIPC, solely to assist you and SIPC in evaluating Ryan Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Ryan Financial, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as applicable, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended September 30, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on Ryan Financial, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ryan financial, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri & Strauss

Cree Alessandri & Strauss CPAs LLC
November 18, 2019

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

SIPC-7 (36-REV 12/18)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	**SIPC-7** (36-REV 12/18)

For the fiscal year ended ________________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 3.06

B. Less payment made with SIPC-6 filed (**exclude interest**) (0.00)

____
Date Paid

C. Less prior overpayment applied (11[illegible].21)

D. Assessment balance due or (overpayment) (110.[illegible])

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ (110.[illegible])

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ **Funds Wired** ❑ **ACH** ❑
Total (must be same as F above) $________________

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

[illegible]
(Name of Corporation, Partnership or other organization)

[illegible]
(Authorized Signature)

Dated the [illegible] day of [illegible], 20[illegible]

[illegible]
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1-2008
and ending 9-30-2009

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 135,646

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — $135,646

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — $129,156

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $1,350

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — $100

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — $133,608

2d. SIPC Net Operating Revenues — $ 2,038

2e. General Assessment @ .0015 — $ 3.06

(to page 1, line 2.A.)

Ryan Financial, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

September 30, 2019

Net Capital:		
Stockholder equity qualified for net capital	$	173,484
Deduction for non-allowable assets		138,367
Net capital before haircuts		35,117
Less: haircuts		759
Net capital		34,358
Minimum capital requirement		5,000
Excess net capital	$	29,358
Aggregate indebtness:		
Liabilities	$	8,469
Ratio of aggregate indebtness to net capital		24.65%

No material differences exist between audited computation of net capital and unaudited computation of net capital.

Ryan Financial, Inc.

Schedule A - Schedule of Reimbursed Expenses

Year Ended September 30, 2019

Salaries and Employment Costs - Officers	$	52,325
Other Employees Compensation and Benefits		5,965
Occupancy Expenses (Rent, Utilities, Cleaning, Phones, etc.)		6,419
Computer Expenses		3,606
Other General Expenses		644
Pension Expense		2,931
Vehicle Expenses		3,152
Office Expenses and Supplies		921
Insurance Expense (Health & Dental)		5,640
Travel/Entertainment		1,221
	$	82,825

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

yw√
12/27